                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 10)(1)

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 2 of 7 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   659,125(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,769,325 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.3% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 659,125 of the shares of common stock reported to be beneficially owned herein are being reported solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Tender and Support
Agreement described in Items 4 and 6 hereof (the "Tender and Support Shares").
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of the Tender and Support Shares for purposes of Section 13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 3 of 7 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   659,125(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,769,325 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.3% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 659,125 of the shares of common stock reported to be beneficially owned herein are being reported solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Tender and Support
Agreement described in Items 4 and 6 hereof (the "Tender and Support Shares").
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of the Tender and Support Shares for purposes of Section 13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 4 of 7 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   659,125(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,769,325 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.3% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 659,125 of the shares of common stock reported to be beneficially owned herein are being reported solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Tender and Support
Agreement described in Items 4 and 6 hereof (the "Tender and Support Shares").
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of the Tender and Support Shares for purposes of Section 13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 5 of 7 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BZ ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 6 of 7 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 10 ("Amendment  No. 10")
to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 10 amends the  Schedule  13D as  specifically  set  forth and is being  filed  solely to update and correct the number of Shares that are  reported to be  beneficially owned.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  7,291,853  Shares  outstanding  as  reported in the
Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, as filed with the Securities and Exchange Commission on November 13, 2006.

            As of the close of  business  on March 1, 2007,  Steel  Partners  II beneficially  owned  1,769,325  Shares,  which  includes the 659,125  Tender and
Support Shares,  constituting approximately 24.3% of the Shares outstanding.  As the  general  partner  of Steel  Partners  II,  Partners  LLC may be  deemed  to beneficially own the 1,769,325 Shares  beneficially  owned by Steel Partners II, constituting  approximately  24.3%  of  the  Shares  outstanding.  As  the  sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,769,325 Shares  beneficially  owned by Steel Partners II, constituting approximately 24.3% of the Shares outstanding. Mr. Lichtenstein has sole voting and  dispositive  power with respect to  1,110,200 of the  1,769,325
Shares that Steel Partners II may be deemed to beneficially own by virtue of his authority to vote and dispose of such Shares. Mr. Lichtenstein has shared voting power with respect to the 659,125  Tender and Support Shares that Steel Partners
II may be deemed to  beneficially  own by virtue of his  authority  to vote such
Shares pursuant to the grant of the irrevocable proxy to Steel Partners II under the Tender and Support Agreement. BZA does not beneficially own any Shares.

            The  filing of this  Statement  by the  Reporting  Persons,  and the inclusion of information  herein,  shall not be considered an admission that any of such  persons,  for the  purpose of Section  13(d) of the  Exchange  Act,  or otherwise,  are the beneficial owners of any Shares in which such persons do not have a pecuniary interest.  Steel Partners II, Partners LLC and Mr. Lichtenstein
expressly  disclaim  beneficial  ownership of the Shares except to the extent of their respective pecuniary interest therein.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 7 of 7 Pages
----------------------                                    ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2007                STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    BZ ACQUISITION CORP.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        President

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney in Fact for Warren G. Lichtenstein,
                                    Individually